UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

NEXTPLAY TECHNOLOGIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.00001 PER SHARE

(Title of Class of Securities)

65344G102

(CUSIP Number)

Donald P. Monaco

1560 Sawgrass Corporate Parkway,

Suite 130, Sunrise, Florida 33323

Telephone: (954) 888-9779

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 8, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 65344G102	Page 2 of 8	Schedule 13D/A

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Monaco Investment Partners II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization Illinois, USA
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,016,152* shares of Common Stock
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH:	10	SHARED DISPOSITIVE POWER 1,016,152* shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,016,152* shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not applicable.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON PN

* Includes 193,850 shares of common stock issuable upon conversion of the Convertible Promissory Note held by Monaco Investment Partners II, LP, discussed below.

CUSIP 65344G102	Page 3 of 8	Schedule 13D/A

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Donald P. Monaco Insurance Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization Illinois, USA
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 934,224 shares of Common Stock
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH:	10	SHARED DISPOSITIVE POWER 934,224 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 934,224 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not applicable.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON OO

CUSIP 65344G102	Page 4 of 8	Schedule 13D/A

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Donald P. Monaco
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES	7	SOLE VOTING POWER 237,508 shares of Common Stock
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,950,376* shares of Common Stock
EACH REPORTING	9	SOLE DISPOSITIVE POWER 237,508 shares of Common Stock
PERSON WITH:	10	SHARED DISPOSITIVE POWER 1,950,376* shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,187,884* shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not applicable.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON IN

* Includes 193,850 shares of common stock issuable upon conversion of the Convertible Promissory Note held by Monaco Investment Partners II, LP, discussed below.

CUSIP 65344G102	Page 5 of 8	Schedule 13D/A

This Amendment No. 4 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 3, 2016, as amended by Amendment No. 1 thereto filed with the Commission on March 9, 2017, Amendment No. 2 thereto filed with the Commission on August 15, 2017 and Amendment No. 3 thereto filed with the Commission on January 13, 2020 (collectively, the “Schedule 13D”), by Monaco Investment Partners II, LP, an Illinois limited partnership (“MI Partners”), the Donald P. Monaco Insurance Trust, an Illinois trust (the “Trust”), and Donald P. Monaco, an individual (“Monaco”). Each of the foregoing are referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 1. Security and Issuer

Item 1 is hereby amended and restated as follows:

This Schedule 13D relates to the common stock, $0.00001 par value per share (“Common Stock”) of NextPlay Technologies, Inc., formerly Monaker Group, Inc. (the “Company” or the “Issuer”). The principal executive offices of the Company are located at 1560 Sawgrass Corporate Parkway, Suite 130, Sunrise, Florida 33323.

On May 12, 2012, the Issuer effected a 1:500 reverse stock-split of all of its outstanding shares of Common Stock, which has been retroactively reflected herein.

On June 25, 2015, the Issuer effected a 1:50 reverse stock-split of all of its outstanding shares of Common Stock, which has been retroactively reflected herein.

On February 12, 2018, the Issuer effected a 1:2.5 reverse stock-split of all of its outstanding shares of Common Stock, which has been retroactively reflected herein.

Item 3. Source of Amount of Funds or Other Consideration

Item 3 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

On March 2, 2020, the Issuer issued 7,500 shares of Common Stock to Monaco in consideration for past service by Monaco on the Board of Directors of the Issuer for the quarter ended February 29, 2020, and as serving as Chairman of the Board of Directors of the Issuer during the quarter ended February 29, 2020.

On June 9, 2020, the Issuer issued 7,500 shares of Common Stock to Monaco in consideration for past service by Monaco on the Board of Directors of the Issuer for the quarter ended May 31, 2020, and as serving as Chairman of the Board of Directors of the Issuer during the quarter ended May 31, 2020.

On September 8, 2020, the Issuer issued 7,500 shares of Common Stock to Monaco in consideration for past service by Monaco on the Board of Directors of the Issuer for the quarter ended August 31, 2020, and as serving as Chairman of the Board of Directors of the Issuer during the quarter ended August 31, 2020.

On December 4, 2020, the Issuer issued 7,500 shares of Common Stock to Monaco in consideration for past service by Monaco on the Board of Directors of the Issuer for the quarter ended November 30, 2020, and as serving as Chairman of the Board of Directors of the Issuer during the quarter ended November 30, 2020.

On March 17, 2021, the Issuer issued 7,500 shares of Common Stock to Monaco in consideration for past service by Monaco on the Board of Directors of the Issuer for the quarter ended February 28, 2021, and as serving as Chairman of the Board of Directors of the Issuer during the quarter ended February 28, 2021.

CUSIP 65344G102	Page 6 of 8	Schedule 13D/A

On April 15, 2021, the Issuer issued 30,000 shares of Common Stock to Monaco in consideration for service by Monaco on the Board of Directors of the Issuer for the year ended February 28, 2022.

On April 8, 2021, the Company entered into an Exchange Agreement with William Kerby, its Chief Executive Officer and director and Monaco Investment Partners II, LP (“MI Partners”), of which Donald P. Monaco is the managing general partner and the Chairman of the board of directors of the Company (the “Exchange Agreement”). Pursuant to the Exchange Agreement, the terms of which were approved by the board of directors of the Company, Mr. Kerby and MI Partners exchanged their right to an aggregate of $1,016,314 in accrued dividends (the “Accrued Dividends”) which had accrued on the Company’s outstanding Series A Preferred Stock, which had been held by Mr. Kerby and MI Partners prior to the conversion of such Series A Preferred Stock into common stock of the Company in August 2017, for Convertible Promissory Notes. Specifically, Mr. Kerby exchanged rights to $430,889 of accrued dividends on the Series A Preferred Stock for a Convertible Promissory Note with a principal balance of $430,889 and MI Partners exchanged rights to $585,425 of accrued dividends on the Series A Preferred Stock for a Convertible Promissory Note with a principal balance of $585,425 (the “Convertible Promissory Notes”).

The Convertible Promissory Notes accrue interest at the rate of 12% per annum, compounded monthly at the end of each calendar month, with such interest payable at maturity or upon conversion. The principal and accrued interest owed under the Convertible Promissory Notes is convertible, at the option of the holders thereof, into shares of the Company’s common stock, at any time beginning seven days after the date the HotPlay Exchange Agreement closes and prior to the payment in full of such Convertible Promissory Notes by the Company, at a conversion price equal to the greater of (i) the closing consolidated bid price of the Company’s common stock on April 8, 2021 (which was $3.02); and (ii) the five-day volume weighted average price of the Company’s common stock for the five trading days following the date that the HotPlay Exchange Agreement closes (which was less than $3.02 per share). The Convertible Promissory Notes are unsecured, have a maturity date of April 7, 2022, and include standard and customary events of default.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)

As of the close of business on August 17, 2021, the Reporting Persons beneficially own in aggregate 2,187,884 shares of Common Stock(1), representing 2.5% of the outstanding Common Stock.

As of the close of business on August 17, 2021, MI Partners beneficially owns in aggregate 1,016,152 shares of Common Stock(1), representing 1.2% of the outstanding Common Stock. By virtue of his relationship with MI Partners discussed in further detail in Item 2, Monaco is deemed to beneficially own the securities beneficially owned by MI Partners.

As of the close of business on August 17, 2021, the Trust beneficially owns in aggregate 934,224 shares of Common Stock, representing 1.1% of the outstanding Common Stock. By virtue of his relationship with the Trust discussed in further detail in Item 2, Monaco is deemed to beneficially own the securities beneficially owned by the Trust.

The percentages of ownership described above are based on 87,383,403 shares of Common Stock outstanding as of August 17, 2021, as confirmed by the Issuer’s transfer agent.

(b)	Monaco may be deemed to have shared power with MI Partners and the Trust, to vote and dispose of the securities reported in this Schedule 13D beneficially owned by MI Partners and the Trust, respectively.

(c)	See Item 3, above.

CUSIP 65344G102	Page 7 of 8	Schedule 13D/A

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e)	On June 30, 2021, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Company’s common stock.

(1) Includes 193,850 shares of Common Stock issuable upon conversion of the Convertible Promissory Note discussed above.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

The Reporting Persons have entered into a Joint Filing Agreement pursuant to which, among other things, the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is incorporated by reference herein as Exhibit 99.1 and is incorporated herein by reference.

On April 7, 2021, the Company entered into a Lock-Up Agreement with Monaco. Pursuant to the Lock-Up Agreement, Monaco agreed not to transfer, sell, pledge or assign any of the shares issued to him in consideration for services rendered during fiscal 2022, until March 1, 2022, a copy of which is incorporated by reference herein as Exhibit 99.2 to this Schedule 13D and incorporated by reference into this Item 6 in its entirety.

As described above under Item 3, which information is incorporated in this Item 6 by reference, on April 8, 2021, the Company entered into an Exchange Agreement and Convertible Promissory Note with Monaco, copies of which are incorporated by reference herein as Exhibits 99.3 and 99.4 to this Schedule 13D and incorporated by reference into this Item 6 in their entirety.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement by and among Monaco Investment Partners II, LP, Donald P. Monaco Insurance Trust and Donald P. Monaco, dated August 14, 2017 (filed as Exhibit 99.1 to the Schedule 13D/A filed by the Reporting Persons on August 15, 2017, and incorporated herein by reference).
99.2	Form of Lock-Up Agreement (2020 Fiscal Year End Non-Executive Board Member Shares) (filed as Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on April 9, 2021, and incorporated herein by reference).
99.3	Exchange Agreement dated April 8, 2021, by and between Monaker Group, Inc., William Kerby and Monaco Investment Partners II, LP (filed as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on April 9, 2021, and incorporated herein by reference)
99.4	Convertible Promissory Note in the amount of $585,425 dated April 8, 2021, by and between Monaker Group, Inc. and Monaco Investment Partners II, LP (filed as Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on April 9, 2021, and incorporated herein by reference)

CUSIP 65344G102	Page 8 of 8	Schedule 13D/A

Signatures

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2021

Monaco Investment Partners II, LP

By:	Donald P. Monaco, General Partner
/s/ Donald P. Monaco
Donald P. Monaco

Donald P. Monaco Insurance Trust

/s/ Donald P. Monaco
Donald P. Monaco Trustee

/s/ Donald P. Monaco

Donald P. Monaco

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.